UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 27, 2020

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated February 27, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: February 27, 2020	By:	/s/ Anne Liversedge
Anne Liversedge Secretary

TEEKAY LNG PARTNERS REPORTS FOURTH QUARTER 2019 AND ANNUAL 2019 RESULTS
Highlights

•
GAAP net income attributable to the partners and preferred unitholders of $67.4 million and GAAP net income per common unit of $0.77 in the fourth quarter of 2019; and $152.8 million and $1.59 per common unit, respectively, for fiscal 2019.

•
Adjusted net income(1) attributable to the partners and preferred unitholders of $50.3 million and adjusted net income per common unit of $0.56 in the fourth quarter of 2019 (excluding items listed in Appendix A to this release); and $168.7 million and $1.79 per common unit, respectively, for fiscal 2019.

•	Fiscal 2019 adjusted net income per common unit is up 136 percent from fiscal 2018; fiscal 2020 adjusted net income per common unit is expected to be 45 to 73 percent higher than fiscal 2019.

•	Total adjusted EBITDA(1) of $184.2 million in the fourth quarter of 2019; and $684.7 million for fiscal 2019.

•	Took delivery of the fifth and sixth 50 percent-owned ARC7 LNG carrier newbuildings in late-2019.

•
The Bahrain LNG Joint Venture (in which Teekay LNG owns a 30 percent interest) completed mechanical construction and commissioning of the Bahrain LNG regasification terminal and began receiving terminal use payments.

•
In January 2020, Awilco LNG ASA (Awilco) fulfilled its obligation to repurchase two of Teekay LNG's vessels, resulting in over $260 million of deleveraging and over $100 million increase in liquidity for the Partnership.

•
In November 2019, Teekay LNG announced a 32 percent increase in its cash distributions to $1.00 per common unit per annum, effective with the first quarter of 2020 distribution to be paid in May. In addition, since November 2019, the Partnership has repurchased over 563,700 common units for a total cost of $7.4 million and an average price of $13.15 per unit.

Hamilton, Bermuda, February 27, 2020 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter and year ended December 31, 2019.
Consolidated Financial Summary

	Three Months Ended			Year Ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	148,797	149,655	149,805	601,256	510,762
Income from vessel operations	83,604	71,611	65,164	299,253	147,809
Equity income	30,207	21,296	949	58,819	53,546
Net income attributable to the partners and preferred unitholders	67,370	47,368	6,579	152,790	28,369
Limited partners’ interest in net income per common unit	0.77	0.51	0.00	1.59	0.03
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues(1)	246,414	240,134	225,691	935,474	777,150
Total adjusted EBITDA(1)	184,168	180,216	150,099	684,667	515,292
Distributable cash flow (DCF)(1)	71,350	70,925	51,211	252,819	158,882
Adjusted net income attributable to the partners and preferred unitholders(1)	50,342	50,514	32,636	168,656	87,703
Limited partners’ interest in adjusted net income per common unit	0.56	0.55	0.32	1.79	0.76
(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2019 Compared to Fourth Quarter of 2018

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended December 31, 2019, compared to the same quarter in the prior year, were positively impacted by: earnings from the seven liquefied natural gas (LNG) carrier newbuildings which delivered into the Partnership’s consolidated fleet and equity-accounted joint ventures between December 2018 and December 2019; higher earnings from the Torben Spirit upon redeployment at a higher charter rate in December 2018; a decrease in off-hire days for certain of the Partnership's vessels; higher earnings from the Partnership’s 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) as a result of the one-year charter contracts that were secured at higher rates for the Arwa Spirit and Marib Spirit in June and July 2019, respectively; higher earnings from the Partnership’s 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) from higher charter rates earned; and improved results from the Partnership's seven multi-gas carriers. These increases were partially offset by a reduction in earnings due to the sale of the Partnership's four remaining conventional crude oil tankers between October 2018 and October 2019.

In addition, GAAP net income attributable to the partners and preferred unitholders was positively impacted for the three months ended December 31, 2019, compared to the same quarter of the prior year, by various items, including unrealized gains on non-designated derivative instruments in the fourth quarter of 2019, compared to unrealized losses on non-designated derivative instruments in the fourth quarter of 2018; and the gain recognized in the fourth quarter of 2019 upon derecognition of vessels and reclassification as sales-type leases for the Partnership's two LNG carriers on charter to Awilco, compared to impairment charges recorded in the fourth quarter of 2018 relating to the Partnership's goodwill attributable to its liquefied petroleum gas (LPG) segment.

CEO Commentary

“For both the fourth quarter and the full year 2019, Teekay LNG recorded strong financial results through successfully completing our newbuilding program in late-2019 and securing attractive time-charters during the year," commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. "By virtue of having our LNG fleet 97 percent fixed through fiscal 2020, we are well-insulated from the current weakness in the spot LNG shipping market and the low price of natural gas in international markets," commented Mr. Kremin. "Looking ahead to 2020, we remain confident that our results will fall within the anticipated guidance ranges for the year presented at our Investor Day event in November 2019, with adjusted net income between $2.60 to $3.10 per unit, which is 45 to 73 percent higher than our actual 2019 adjusted net income per unit of $1.79."

"In the fourth quarter of 2019, we concluded our 6-year, $3.5 billion newbuilding program with the successful delivery of our last two Yamal ice-breaking LNG newbuildings to our Yamal LNG Joint Venture, upon which they immediately commenced fixed-rate time-charter contracts. Notably, these LNG carriers were delivered approximately three months ahead of schedule, resulting in an additional three months of charter hire to our Yamal LNG Joint Venture. In addition, the Bahrain regasification terminal completed mechanical construction and commissioning. With our orderbook now complete and our fully-delivered LNG fleet fixed on period charters, the Partnership is expected to benefit from its long-term contracted cash flows, and to continue allocating capital in a manner that focuses on the delevering and strengthening of its balance sheet while also returning capital to unitholders.”

Summary of Recent Events

Bahrain LNG W.L.L. (BLNG), in which Teekay LNG owns a 30 percent interest, announced that it had completed the mechanical construction and commissioning of the Bahrain Regasification Terminal (Terminal) and that the customer had commenced payments to BLNG under its 20-year terminal use agreement in early-January 2020. BLNG also reported that the customer is looking forward to the commencement of commercial operations of the Terminal. The Bahrain Spirit floating storage unit (FSU) (which is 100 percent-owned by Teekay LNG) continues to be chartered to BLNG. Depending on the seasonal requirements for regasification services by the Terminal, BLNG may trade the Bahrain Spirit FSU in the short-term LNG shipping market. Regardless of the deployment strategy utilized by the customer, BLNG will receive its full contractual payments from the customer of the Terminal, and Teekay LNG will continue to receive its full, fixed-rate charter-hire for the Bahrain Spirit FSU from BLNG.

In January 2020, Awilco fulfilled its obligation to repurchase two of Teekay LNG's LNG carriers, Wilforce and Wilpride, for a total of over $260 million. Teekay LNG received net cash proceeds of over $100 million after the repayment of approximately $157 million of debt secured by these two vessels.

In November and December 2019, the Partnership took delivery of the fifth and sixth 50 percent-owned ARC7 LNG carrier newbuildings, respectively, the Georgiy Ushakov and Yakov Gakkel, which immediately commenced their 26-year charter contracts servicing the Yamal LNG project.

On October 16, 2019, the Partnership sold its last remaining conventional tanker, the Alexander Spirit, for net proceeds of $11.5 million.

In December 2018, the board of directors of Teekay LNG's general partner approved a $100 million common unit repurchase program. Since that time, the Partnership has repurchased a total of 2.825 million common units, or approximately 3.5 percent of the outstanding common units immediately prior to commencement of the program, for a total cost of $36.3 million, representing an average repurchase price of $12.85 per unit.

Operating Results

The following table highlights certain financial information for Teekay LNG’s three segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details). The Partnership sold its last conventional tanker in October 2019.

	Three Months Ended
	December 31, 2019				December 31, 2018
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	138,436	10,347	14	148,797	135,777	7,253	6,775	149,805
Income (loss) from vessel operations	85,522	(1,801)	(117)	83,604	68,924	(5,367)	1,607	65,164
Equity income (loss)	28,468	1,739	—	30,207	4,252	(3,303)	—	949
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	112,547	188	(117)	112,618	99,981	(2,781)	2,099	99,299
Adjusted EBITDA from equity-accounted vessels(i)	61,454	10,096	—	71,550	43,893	6,907	—	50,800
Total adjusted EBITDA(i)	174,001	10,284	(117)	184,168	143,874	4,126	2,099	150,099

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the liquefied natural gas segment for the three months ended December 31, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of two wholly-owned LNG carrier newbuildings (the Sean Spirit and Yamal Spirit) between December 2018 and January 2019; higher earnings from the Torben Spirit upon redeployment in December 2018 at a higher charter rate; and a decrease in off-hire days for certain of the Partnership's vessels. In addition, income from vessel operations for the liquefied natural gas segment was positively impacted by the gain recognized in the fourth quarter of 2019 upon derecognition of vessels and reclassification as sales-type leases for the Partnership's two LNG carriers on charter to Awilco.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the liquefied natural gas segment for the three months ended December 31, 2019, compared to the same quarter of the prior year, were positively impacted primarily by: the deliveries of four ARC7 LNG carrier newbuildings between June and December 2019 to the Partnership’s 50 percent-owned Yamal LNG Joint Venture; the delivery of an LNG carrier newbuilding in January 2019 to the Partnership's 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited, CETS Investment Management (HK) Co. Limited and BW LNG Investments Pte. Ltd. (the Pan Union Joint Venture); and higher earnings from the Partnership’s 52 percent-owned MALT Joint Venture as a result of the one-year charter contracts that were secured at higher rates for the Arwa Spirit and Marib Spirit in June and July 2019, respectively. In addition, GAAP equity income was positively impacted by unrealized gains on non-designated derivative instruments in the Partnership's equity-accounted joint ventures in the fourth quarter of 2019 compared to unrealized losses on designated and non-designated derivative instruments in the fourth quarter of 2018.

Liquefied Petroleum Gas Segment

Loss from vessel operations and Consolidated Adjusted EBITDA(1) for the liquefied petroleum gas segment for the three months ended December 31, 2019, compared to the same quarter of the prior year, were positively impacted by improved results from the Partnership's seven multi-gas carriers, which earned higher spot revenues during the fourth quarter of 2019.

Equity income (loss) and adjusted EBITDA from equity-accounted vessels(1) for the liquefied petroleum gas segment for the three months ended December 31, 2019, compared to the same quarter of the prior year, were positively impacted by higher charter rates earned in the Partnership’s 50 percent-owned Exmar LPG Joint Venture.

Conventional Tanker Segment

(Loss) income from vessel operations and consolidated adjusted EBITDA(1) for the conventional tanker segment for the three months ended December 31, 2019, compared to the same quarter of the prior year, were negatively impacted by the sales of the African Spirit, European Spirit, Toledo Spirit and Alexander Spirit between October 2018 and October 2019.

(1) These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of February 1, 2020. The Partnership also owns a 30 percent interest in a regasification terminal in Bahrain which has recently completed construction.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77

(i)	Includes vessels leased by the Partnership from third parties and accounted for as finance leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of December 31, 2019, the Partnership had total liquidity of $326.4 million (comprised of $160.2 million in cash and cash equivalents and $166.2 million in undrawn credit facilities). Giving proforma effect to Awilco's fulfillment of their repurchase obligations of the WilForce and WilPride from Teekay LNG in early-January 2020, the Partnership's total liquidity as at December 31, 2019 would have been $428.2 million.

Conference Call

The Partnership plans to host a conference call on Thursday, February 27, 2020 at 12:00 p.m. (ET) to discuss the results for the fourth quarter and year ended December 31, 2019. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 367-2403 or (647) 490-5367, if outside North America, and quoting conference ID code 7620501.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Fiscal Year 2019 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow, Total Adjusted Revenues and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
In 2018 and prior periods, the Partnership reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Partnership made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, annual reporting with the SEC under Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO were replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Total Adjusted Revenues represents the Partnership's voyage revenues from its consolidated vessels, as shown in the Partnership's Consolidated Statements of Income, and its proportionate ownership percentage of the voyage revenues from its equity-accounted joint ventures, as shown in Appendix E of this release. Please refer to Appendix C and E of this release for a reconciliation of this non-GAAP financial measure to voyage revenues and equity income, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements. The Partnership's equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of the Partnership's equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by the Partnership's equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.
Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel and goodwill write-downs, gains or losses on sales of vessels and equity-accounted investments, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, amortization of in-process contracts, adjustments for direct financing leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (3) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for gains or losses on sales of vessels and write-down of goodwill and vessels, depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, realized loss on interest rate swap termination, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, adjustments relating to additional tax indemnification payments, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	148,797	149,655	149,805	601,256	510,762

Voyage expenses	(4,628)	(4,961)	(6,529)	(21,387)	(28,237)
Vessel operating expenses	(30,706)	(27,321)	(30,454)	(111,585)	(117,658)
Time-charter hire expense	(5,987)	(5,336)	(5,980)	(19,994)	(7,670)
Depreciation and amortization	(33,053)	(34,248)	(33,079)	(136,765)	(124,378)
General and administrative expenses	(4,829)	(5,393)	(7,809)	(22,521)	(28,512)
Gain (loss) on sales of vessel and write-down of goodwill and vessels(1)	14,349	(785)	(790)	13,564	(54,653)
Restructuring charges(2)	(339)	—	—	(3,315)	(1,845)
Income from vessel operations	83,604	71,611	65,164	299,253	147,809

Equity income(3)	30,207	21,296	949	58,819	53,546
Interest expense	(40,712)	(40,574)	(39,551)	(164,521)	(128,303)
Interest income	922	1,025	964	3,985	3,760
Realized and unrealized gain (loss) on non-designated derivative instruments(4)	4,352	(3,270)	(11,540)	(13,361)	3,278
Foreign currency exchange (loss) gain(5)	(4,545)	2,879	(7,244)	(9,640)	1,371
Other (expense) income(6)	(1,767)	(1,174)	545	(2,454)	(51,373)
Net income before income tax expense	72,061	51,793	9,287	172,081	30,088
Income tax expense	(985)	(1,442)	(42)	(7,477)	(3,213)
Net income	71,076	50,351	9,245	164,604	26,875

Non-controlling interest in net income	3,706	2,983	2,666	11,814	(1,494)
Preferred unitholders' interest in net income	6,426	6,426	6,425	25,702	25,701
General partner's interest in net income	1,218	820	2	2,542	53
Limited partners’ interest in net income	59,726	40,122	152	124,546	2,615
Limited partners' interest in net income per common unit:
• Basic	0.77	0.51	0.00	1.59	0.03
• Diluted	0.77	0.51	0.00	1.59	0.03
Weighted-average number of common units outstanding:
• Basic	77,509,379	78,012,514	79,676,541	78,177,189	79,672,435
• Diluted	77,615,829	78,106,770	79,843,339	78,268,412	79,842,328
Total number of common units outstanding at end of period	77,509,411	77,509,411	79,360,719	77,509,411	79,360,719

(1)
In December 2019, the Partnership recognized a gain of $14.3 million for the three months and year ended December 31, 2019 on derecognition of two LNG carriers on charter to Awilco as they were reclassified as sales-type leases upon Awilco obtaining credit approval for a financing facility that would provide the funds necessary for Awilco to fulfill its purchase obligation to the Partnership. In September 2019, the Partnership recorded a write-down of $0.8 million for the three months ended September 30, 2019 and year ended December 31, 2019 on the Alexander Spirit, compared to a write-down of $13.0 million for the same vessel during the year ended December 31, 2018 to its then estimated fair value. In June 2018, the Partnership wrote-down four of its wholly-owned multi-gas carriers (the Napa Spirit, Pan Spirit, Camilla Spirit and Cathinka Spirit) and recorded an impairment charge of $33.0 million for the year ended December 31, 2018. In addition, for the year ended December 31, 2018, the Partnership recorded an aggregate write-down of $7.9 million on the European Spirit and African Spirit conventional tankers.

Included in gain (loss) on sales of vessels and write-down of goodwill and vessels for the three months and year ended December 31, 2018 is an impairment change of $0.8 million relating to the Partnership's goodwill attributable to its LPG segment.

(2)
For the three months and year ended December 31, 2019, the Partnership incurred restructuring charges of $0.3 million from subsidiaries of Teekay Corporation attributable to employees that previously supported the Partnership. In January 2019 and February 2018, the Toledo Spirit and Teide Spirit, respectively, were sold and as a result of these sales, the Partnership recorded restructuring charges of $2.9 million and $1.8 million for the years ended December 31, 2019 and 2018, respectively, relating to seafarer severance costs.

(3)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Equity income	30,207	21,296	949	58,819	53,546
Proportionate share of unrealized (gain) loss on non-designated interest rate swaps	(6,271)	5,150	4,736	8,341	(9,076)
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	—	—	4,831	—	(342)
Proportionate share of loss on sale of vessel	—	—	—	—	257
Gain on sale of equity-accounted investment	—	—	—	—	(5,563)
Proportionate share of other items	1,436	(77)	181	2,828	(4)
Equity income adjusted for items in Appendix A	25,372	26,369	10,697	69,988	38,818

(4)
The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Realized (losses) gains relating to:
Interest rate swap agreements	(2,683)	(2,621)	(2,804)	(10,081)	(14,654)
Interest rate swap agreements termination	—	—	—	—	(13,681)
Foreign currency forward contracts	(147)	—	—	(147)	—
Toledo Spirit time-charter derivative contract	—	—	(668)	—	1,480
	(2,830)	(2,621)	(3,472)	(10,228)	(26,855)
Unrealized gains (losses) relating to:
Interest rate swap agreements	6,849	(215)	(7,637)	(2,891)	31,061
Interest rate swaption agreements	—	—	—	—	2
Foreign currency forward contracts	333	(434)	—	(202)	—
Toledo Spirit time-charter derivative contract	—	—	(431)	(40)	(930)
	7,182	(649)	(8,068)	(3,133)	30,133
Total realized and unrealized gains (losses) on non-designated derivative instruments	4,352	(3,270)	(11,540)	(13,361)	3,278

(5) For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. Foreign currency exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments and unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Realized losses on cross-currency swaps	(1,109)	(1,431)	(1,607)	(5,061)	(6,533)
Realized losses on cross-currency swaps termination	—	—	—	—	(42,271)
Realized gains on repurchase of NOK bonds	—	—	—	—	42,271
Unrealized gains (losses) on cross currency swaps	12,579	(23,759)	(28,494)	(13,239)	21,240
Unrealized (losses) gains on revaluation of NOK bonds	(11,877)	22,167	21,066	5,810	(23,118)

(6)
Other (expense) income for the three months ended September 30, 2019 and year ended December 31, 2019 included $1.4 million loss recognized relating to the Torben Spirit sale-leaseback refinancing completed in September 2019. In addition, other (expense) income for the year ended December 31, 2018 included a $53.0 million expense for the recognition of an additional tax indemnification guarantee liability recorded within the consolidated Teekay Nakilat Corporation (the RasGas II Joint Venture), which was settled in 2018.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	160,221	142,860	149,014
Restricted cash – current	57,889	58,109	38,329
Accounts receivable	13,460	14,649	20,795
Prepaid expenses	6,796	9,383	8,076
Current portion of derivative assets	355	464	835
Current portion of net investments in direct financing and sale-type leases	273,986	13,365	12,635
Current portion of advances to equity-accounted joint ventures	73,933	79,108	79,108
Advances to affiliates	5,143	17,471	8,229
Vessel held for sale	—	11,515	—
Other current assets	238	238	2,306
Total current assets	592,021	347,162	319,327

Restricted cash – long-term	35,181	33,562	35,521

Vessels and equipment
At cost, less accumulated depreciation	1,335,397	1,604,581	1,657,338
Vessels related to finance leases, at cost, less accumulated depreciation	1,691,945	1,698,545	1,585,243
Operating lease right-of-use asset	34,157	37,431	—
Advances on newbuilding contracts	—	—	86,942
Total vessels and equipment	3,061,499	3,340,557	3,329,523
Investments in and advances to equity-accounted joint ventures	1,081,383	1,017,994	1,037,025
Net investments in direct financing and sales-type leases	544,823	548,072	562,528
Other assets	13,038	11,960	11,432
Derivative assets	1,834	301	2,362
Intangible assets – net	43,366	45,580	52,222
Goodwill	34,841	34,841	34,841
Total assets	5,407,986	5,380,029	5,384,781

LIABILITIES AND EQUITY
Current
Accounts payable	5,094	2,426	3,830
Accrued liabilities	76,752	78,701	74,753
Unearned revenue	28,759	25,732	30,108
Current portion of long-term debt	599,065	390,569	135,901
Current obligations related to finance leases	69,982	69,661	81,219
Current portion of operating lease liabilities	13,407	13,252	—
Current portion of derivative liabilities	38,458	37,523	11,604
Advances from affiliates	7,003	8,861	14,731
Total current liabilities	838,520	626,725	352,146
Long-term debt	1,232,331	1,437,282	1,833,875
Long-term obligations related to finance leases	1,340,922	1,358,485	1,217,337
Long-term operating lease liabilities	20,750	24,179	—
Other long-term liabilities	47,482	46,180	43,788
Derivative liabilities	51,006	72,466	55,038
Total liabilities	3,531,011	3,565,317	3,502,184
Equity
Limited partners – common units	1,543,598	1,497,544	1,496,107
Limited partners – preferred units	285,159	285,159	285,159
General partner	50,241	49,303	49,271
Accumulated other comprehensive (loss) income	(57,312)	(71,757)	2,717
Partners' equity	1,821,686	1,760,249	1,833,254
Non-controlling interest	55,289	54,463	49,343
Total equity	1,876,975	1,814,712	1,882,597
Total liabilities and total equity	5,407,986	5,380,029	5,384,781

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	164,604	26,875
Non-cash and non-operating items:
Unrealized loss (gain) on non-designated derivative instruments	3,133	(30,133)
Depreciation and amortization	136,765	124,378
(Gain) loss on sales of vessels and write-down of goodwill and vessels	(13,564)	54,653
Unrealized foreign currency exchange loss (gain) including the effect of the termination of cross currency swaps	2,805	(7,525)
Equity income, net of dividends received of $40,303 (2018 – $14,421)	(18,516)	(39,125)
Amortization of deferred financing issuance costs included in interest expense	8,135	8,720
Other non-cash items	7,634	(10,495)
Change in non-cash operating assets and liabilities	5,899	19,218
Expenditures for dry docking	(12,358)	(15,368)
Receipts from direct financing and sales-type leases	17,073	—
Net operating cash flow	301,610	131,198
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	186,566	1,135,304
Scheduled repayments of long-term debt and settlement of related swaps	(132,627)	(506,437)
Prepayments of long-term debt and settlement of related swaps	(188,787)	(465,122)
Financing issuance costs	(1,149)	(11,932)
Proceeds from financing related to sales and leaseback of vessels	317,806	370,050
Extinguishment of obligations related to finance leases	(111,617)	—
Scheduled repayments of obligations related to finance leases	(71,726)	(59,722)
Repurchase of common units	(25,728)	(3,786)
Cash distributions paid	(82,379)	(70,345)
Dividends paid to non-controlling interest	(90)	(2,925)
Net financing cash flow	(109,731)	385,085
INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(97,895)	(686,148)
Capital contributions and advances to equity-accounted joint ventures	(72,391)	(40,544)
Proceeds from sales of vessels	11,515	28,518
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	(2,681)	—
Proceeds from sale of equity-accounted joint venture	—	54,438
Receipts from direct financing leases	—	10,882
Net investing cash flow	(161,452)	(632,854)

Increase (decrease) in cash, cash equivalents and restricted cash	30,427	(116,571)
Cash, cash equivalents and restricted cash, beginning of the year	222,864	339,435
Cash, cash equivalents and restricted cash, end of the year	253,291	222,864

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	71,076	9,245	164,604	26,875
Less: Net (income) loss attributable to non-controlling interests	(3,706)	(2,666)	(11,814)	1,494
Net income attributable to the partners and preferred unitholders	67,370	6,579	152,790	28,369
Add (subtract) specific items affecting net income:
(Gain) loss on sales of vessels and write-down of goodwill and vessels(1)	(14,349)	790	(13,564)	54,653
Restructuring charges(2)	339	—	3,315	1,845
Unrealized foreign currency exchange loss (gains)(3)	3,436	5,604	4,021	(8,717)
Unrealized (gains) losses on non-designated and designated derivative instruments and other items from equity-accounted investees(4)	(4,835)	9,748	11,169	(14,728)
Unrealized (gains) losses on non-designated derivative instruments(5)	(7,182)	8,068	3,133	(30,133)
Realized loss on interest rate swap termination	—	—	—	13,681
Other items(6)	5,046	2,447	8,461	56,431
Non-controlling interests’ share of items above(7)	517	(600)	(669)	(13,698)
Total adjustments	(17,028)	26,057	15,866	59,334
Adjusted net income attributable to the partners and preferred unitholders	50,342	32,636	168,656	87,703

Preferred unitholders' interest in adjusted net income	6,426	6,425	25,702	25,701
General partner's interest in adjusted net income	878	524	2,859	1,240
Limited partners’ interest in adjusted net income	43,038	25,687	140,095	60,762
Limited partners’ interest in adjusted net income per common unit, basic	0.56	0.32	1.79	0.76
Weighted-average number of common units outstanding, basic	77,509,379	79,676,541	78,177,189	79,672,435

(1)	See Note 1 to the Consolidated Statements of Income included in this release for further details.

(2)	See Note 2 to the Consolidated Statements of Income included in this release for further details.

(3)
Unrealized foreign currency exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of Income included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. In addition, for the three months and year ended December 31, 2018, it includes the gain on sale by the Partnership of its 50 percent investment in its joint venture with Exmar NV, which owned the Excelsior LNG carrier (Excelsior Joint Venture); any ineffectiveness for derivative instruments designated as hedges for accounting purposes; and loss on sale of vessel within the Partnership's equity-accounted joint ventures. See Note 3 to the Consolidated Statements of Income included in this release for further details.

(5)
Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income included in this release for further details.

(6)
Included in other items for the three months and year ended December 31,2019 are adjustments to reflect the impact of the reclassification of the Partnership's two charter contracts with Awilco from operating leases to sale-type leases. Included in other items for the year ended December 31, 2018 is the additional tax indemnification guarantee liability of $53 million, as described in Note 6 to the Consolidated Statements of Income included in this release.

(7)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income:	71,076	9,245	164,604	26,875
Add:
Depreciation and amortization	33,053	33,079	136,765	124,378
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	32,514	19,282	101,637	72,546
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	10,310	2,475	21,636	11,082
Unrealized foreign currency exchange loss (gain)	3,436	5,604	4,021	(8,717)
Deferred income tax and other non-cash items	992	363	5,674	2,561
Distributions relating to equity financing of newbuildings	886	1,962	4,190	9,012
Realized loss on interest rate swap termination	—	—	—	13,681
Additional tax indemnification guarantee liability	—	—	—	53,000
Less:
Distributions relating to preferred units	(6,426)	(6,425)	(25,702)	(25,701)
Unrealized (gains) losses on non-designated derivative instruments	(7,182)	8,068	3,133	(30,133)
(Gain) loss on sales of vessels and write-down of goodwill and vessels	(14,349)	790	(13,564)	54,653
Estimated maintenance capital expenditures	(17,411)	(16,794)	(69,404)	(64,186)
Equity income	(30,207)	(949)	(58,819)	(53,546)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	—	—	(740)
Portion of additional tax indemnification guarantee liability previously recognized in DCF	—	—	—	(3,849)
Distributable Cash Flow before non-controlling interest	76,692	56,700	274,171	180,916
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,342)	(5,489)	(21,352)	(22,034)
Distributable Cash Flow	71,350	51,211	252,819	158,882
Amount of cash distributions attributable to the General Partner	(301)	(227)	(1,211)	(911)
Limited partners' Distributable Cash Flow	71,049	50,984	251,608	157,971
Weighted-average number of common units outstanding, basic	77,509,379	79,676,541	78,177,189	79,672,435
Distributable Cash Flow per limited partner common unit	0.92	0.64	3.22	1.98

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $13.4 million and $10.3 million for the three months ended December 31, 2019 and 2018, respectively, and $47.0 million and $36.4 million for the years ended December 31, 2019 and 2018, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues and Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	148,797	149,805	601,256	510,762
Partnership's proportionate share of voyage revenue from its equity-accounted joint ventures (See Appendix E)	97,617	75,886	334,218	266,388
Total adjusted revenues	246,414	225,691	935,474	777,150

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	71,076	9,245	164,604	26,875
Depreciation and amortization	33,053	33,079	136,765	124,378
Interest expense, net of interest income	39,790	38,587	160,536	124,543
Income tax expense	985	42	7,477	3,213
EBITDA	144,904	80,953	469,382	279,009

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss (gain)	4,545	7,244	9,640	(1,371)
Other expense (income) – net	1,767	(545)	2,454	51,373
Equity income	(30,207)	(949)	(58,819)	(53,546)
Realized and unrealized (gain) loss on derivative instruments	(4,352)	11,540	13,361	(3,278)
(Gain) loss on sales of vessels and write-down of goodwill and vessels	(14,349)	790	(13,564)	54,653
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	10,310	2,475	21,636	11,082
Amortization of in-process contracts included in voyage revenues	—	(1,541)	—	(5,756)
Realized loss on Toledo Spirit derivative contract	—	(668)	—	1,480
Consolidated adjusted EBITDA	112,618	99,299	444,090	333,646
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	71,550	50,800	240,577	181,646
Total adjusted EBITDA	184,168	150,099	684,667	515,292

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2019				Year Ended December 31, 2019
	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Total
Voyage revenues	138,436	10,347	14	148,797	601,256
Voyage (expenses) recoveries	(57)	(4,573)	2	(4,628)	(21,387)
Vessel operating expenses	(25,363)	(5,102)	(241)	(30,706)	(111,585)
Time-charter hire expense	(5,987)	—	—	(5,987)	(19,994)
Depreciation and amortization	(31,064)	(1,989)	—	(33,053)	(136,765)
General and administrative (expenses) recoveries	(4,392)	(484)	47	(4,829)	(22,521)
Gain on sales of vessels and write-down of vessels	14,349	—	—	14,349	13,564
Restructuring (charges) recoveries	(400)	—	61	(339)	(3,315)
Income (loss) from vessel operations	85,522	(1,801)	(117)	83,604	299,253
Depreciation and amortization	31,064	1,989	—	33,053	136,765
Gain on sales of vessels and write-down of vessels	(14,349)	—	—	(14,349)	(13,564)
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	10,310	—	—	10,310	21,636
Consolidated adjusted EBITDA	112,547	188	(117)	112,618	444,090

	Three Months Ended December 31, 2018				Year Ended December 31, 2018
	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Total
Voyage revenues	135,777	7,253	6,775	149,805	510,762
Voyage expenses	(1,099)	(4,574)	(856)	(6,529)	(28,237)
Vessel operating expenses	(22,859)	(4,863)	(2,732)	(30,454)	(117,658)
Time-charter hire expense	(5,980)	—	—	(5,980)	(7,670)
Depreciation and amortization	(30,121)	(1,796)	(1,162)	(33,079)	(124,378)
General and administrative expenses	(6,794)	(597)	(418)	(7,809)	(28,512)
Write-down of goodwill and vessels	—	(790)	—	(790)	(54,653)
Restructuring charges	—	—	—	—	(1,845)
Income (loss) from vessel operations	68,924	(5,367)	1,607	65,164	147,809
Depreciation and amortization	30,121	1,796	1,162	33,079	124,378
Write-down of goodwill and vessels	—	790	—	790	54,653
Amortization of in-process contracts included in voyage revenues	(1,539)	—	(2)	(1,541)	(5,756)
Direct finance lease payments received in excess of revenue recognized and other adjustments	2,475	—	—	2,475	11,082
Realized (loss) gain on Toledo Spirit derivative contract	—	—	(668)	(668)	1,480
Consolidated adjusted EBITDA	99,981	(2,781)	2,099	99,299	333,646

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	218,416	97,617	176,177	75,886
Voyage expenses	(1,567)	(788)	(3,885)	(1,962)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(71,018)	(31,535)	(61,634)	(27,291)
Depreciation and amortization	(28,528)	(13,852)	(30,471)	(14,643)
Income from vessel operations of equity-accounted vessels	117,303	51,442	80,187	31,990
Net interest expense	(61,932)	(25,641)	(50,069)	(20,589)
Income tax (expense) recovery	(200)	(107)	1,048	377
Other items including realized and unrealized gains (losses) on derivative instruments	12,743	4,513	(27,773)	(10,829)
Net income / equity income of equity-accounted vessels	67,914	30,207	3,393	949
Net income / equity income of equity-accounted LNG vessels	64,274	28,468	9,837	4,252
Net income (loss) / equity income (loss) of equity-accounted LPG vessels	3,640	1,739	(6,444)	(3,303)

Net income / equity income of equity-accounted vessels	67,914	30,207	3,393	949
Depreciation and amortization	28,528	13,852	30,471	14,643
Net interest expense	61,932	25,641	50,069	20,589
Income tax expense (recovery)	200	107	(1,048)	(377)
EBITDA from equity-accounted vessels	158,574	69,807	82,885	35,804

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized (gains) losses on derivative instruments	(12,743)	(4,513)	27,773	10,829
Direct finance and sales-type lease payments received in excess of revenue recognized	19,286	7,212	14,525	5,132
Amortization of in-process contracts	(1,758)	(956)	(1,804)	(965)
Adjusted EBITDA from equity-accounted vessels	163,359	71,550	123,379	50,800
Adjusted EBITDA from equity-accounted LNG vessels	143,164	61,454	109,564	43,893
Adjusted EBITDA from equity-accounted LPG vessels	20,195	10,096	13,815	6,907

(1)
The Partnership's equity-accounted vessels for the three months ended December 31, 2019 and 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers as at December 31, 2019, compared to 22 owned and in-chartered LPG carriers as at December 31, 2018; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at December 31, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at December 31, 2018; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture as at December 31, 2019, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at December 31, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

	Year Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	767,026	334,218	612,857	266,388
Voyage expenses	(10,807)	(5,359)	(12,058)	(6,071)
Vessel operating expenses, time-charter hire expense and general and administrative expenses	(247,070)	(109,063)	(208,686)	(93,277)
Depreciation and amortization	(114,610)	(55,340)	(107,116)	(52,883)
Loss on sale of vessel	—	—	(514)	(257)
Income from vessel operations of equity-accounted vessels	394,539	164,456	284,483	113,900
Net interest expense	(224,635)	(91,394)	(164,635)	(69,532)
Income tax (expense) recovery	(3,683)	(1,420)	802	262
Other items including realized and unrealized (losses) gains on derivative instruments	(41,197)	(12,823)	16,603	3,353
Gain on sale of equity-accounted investment(2)	—	—	—	5,563
Net income / equity income of equity-accounted vessels	125,024	58,819	137,253	53,546
Net income / equity income of equity-accounted LNG vessels	125,944	59,600	149,981	60,228
Net loss / equity loss of equity-accounted LPG vessels	(920)	(781)	(12,728)	(6,682)

Net income / equity income of equity-accounted vessels	125,024	58,819	137,253	53,546
Depreciation and amortization	114,610	55,340	107,116	52,883
Net interest expense	224,635	91,394	164,635	69,532
Income tax expense (recovery)	3,683	1,420	(802)	(262)
EBITDA from equity-accounted vessels	467,952	206,973	408,202	175,699

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses (gains) on derivative instruments	41,197	12,823	(16,603)	(3,353)
Loss on sale of vessel	—	—	514	257
Direct finance and sales-type lease payments received in excess of revenue recognized	67,807	24,574	51,329	18,453
Amortization of in-process contracts	(6,974)	(3,793)	(7,242)	(3,847)
Gain on sale of equity-accounted investment(2)	—	—	—	(5,563)
Adjusted EBITDA from equity-accounted vessels	569,982	240,577	436,200	181,646
Adjusted EBITDA from equity-accounted LNG vessels	499,176	205,181	382,514	154,803
Adjusted EBITDA from equity-accounted LPG vessels	70,806	35,396	53,686	26,843

(1)
The Partnership's equity-accounted vessels for the year ended December 31, 2019 and 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers as at December 31, 2019, compared to 22 owned and in-chartered LPG carriers as at December 31, 2018; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at December 31, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at December 31, 2018; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture as at December 31, 2019, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at December 31, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)	On January 31, 2018, the Partnership sold its 50 percent ownership interest in the Excelsior Joint Venture, which resulted in gain of $5.6 million for the year ended December 31, 2018.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at December 31, 2019		As at December 31, 2018
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	509,065	210,736	388,820	164,247
Other current assets	62,566	27,719	91,264	33,354
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets, advances on newbuilding contracts and LNG terminal	3,112,349	1,375,570	3,649,255	1,635,850
Net investments in sales-type and direct financing leases, current and non-current	4,589,139	1,856,709	3,089,375	1,163,980
Other non-current assets	50,967	41,015	61,285	41,667
Total assets	8,324,086	3,511,749	7,279,999	3,039,098

Current portion of long-term debt and obligations related to finance leases and operating leases	315,247	136,573	284,150	125,984
Current portion of derivative liabilities	34,618	13,658	12,695	4,420
Other current liabilities	153,816	66,224	127,266	53,874
Long-term debt and obligations related to finance leases and operating leases	5,026,123	2,041,595	4,202,745	1,680,986
Shareholders' loans, current and non-current	346,969	126,546	367,475	131,386
Derivative liabilities	162,640	66,060	61,814	23,149
Other long-term liabilities	64,196	32,323	67,793	34,552
Equity	2,220,477	1,028,770	2,156,061	984,747
Total liabilities and equity	8,324,086	3,511,749	7,279,999	3,039,098

Investments in equity-accounted joint ventures		1,028,770		984,747
Advances to equity-accounted joint ventures		126,546		131,386
Investments in and advances to equity-accounted joint ventures, current and non-current portions		1,155,316		1,116,133

(1)
The Partnership's equity-accounted vessels as at December 31, 2019 and December 31, 2018 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers as at December 31, 2019, compared to 22 owned and in-chartered LPG carriers as at December 31, 2018; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers as at December 31, 2019 for Shell, compared to three LNG carriers and one LNG carrier newbuilding as at December 31, 2018; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture as at December 31, 2019, compared to two ARC7 LNG carriers and four ARC7 LNG carrier newbuildings as at December 31, 2018; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the Partnership’s ability to be insulated from the near-term weakness in the spot LNG shipping market or international LNG markets; the Partnership’s expected 2020 financial results and the ability to achieve previously-disclosed guidance figures; expectations on future allocation of capital towards balance sheet deleveraging and returning capital to unitholders; and the ability to pay increased distributions on its common units in 2020 and beyond. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2018. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.